UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Tuesday, 7 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) proposes to issue 40,000,000 fully paid ordinary shares (Shares) pursuant to a subscription agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 40,000,000 ordinary shares 2. 120,000,000 Unquoted options

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to subscription agreement 2. Unquoted options exercise price $0.015 expiring 13 September 2013 pursuant to subscription agreement

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. $0.01 per share 2. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
1.   The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards.

2.   Attaching options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 7 September 2010 2. 7 September 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,312,946,003 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	276,508,822	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	7 September 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

== == == == == ==

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 6 September 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
23-Feb-12	$0.018	101,062,425
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,893,836
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11-Feb-13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750
13-Sep-13	$0.015	120,000,000

		276,508,822

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, Australia — Thursday, 9 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 July 2010 to 30 September 2010 will occur as follows:

Event		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules)	22 September 2010

2.	Interest payment date	30 September 2010
Interest is payable at 10% per annum.
The interest payment for this period is 0.34027 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

603 page 1/2 15 July 2001
Form 603
Corporations Act 2001 Section 671B
Notice of initial substantial holder
To Company Name/Scheme Metal Storm Limited
ACN/ARSN 064 270 006
1. Details of substantial holder (1)
Name ACN/ARSN (if applicable) Mr Andrew Winston Doyle
The holder became a substantial holder on 07/09/10
2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary	71,907,933	71,907,933	5.477%
3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Andrew Winston Doyle	Acquired through Subscription	71,907,933
	Agreements & Market Purchases
4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant	Registered holder of	Person entitled to be	Class and number
interest	securities	registered as holder (8)	of securities
Andrew Winston Doyle	Andrew Winston Doyle	Andrew Winston Doyle	71,907,933
5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

				Class and
		Consideration (9)		number of
Holder of relevant interest	Date of acquisition	Cash	Non-cash	securities
Andrew Winston Doyle	31 May 2010	$3,571.43		3,571,428
Andrew Winston Doyle	23 Jun 2010	$150,000.00		15,306,122
Andrew Winston Doyle	28 Jun 2010	$3,061.22		3,061,224
Andrew Winston Doyle	05 Aug 2010	$18,029.95		2,000,000
Andrew Winston Doyle	23 Aug 2010	$1,589.95		195,000
Andrew Winston Doyle	24 Aug 2010	$16,029.95		2,000,000
Andrew Winston Doyle	26 Aug 2010	$16,029.95		2,000,000
Andrew Winston Doyle	03 Sep 2010	$4,428.97		549,877
Andrew Winston Doyle	06 Sep 2010	$11,600.98		1,450,123
Andrew Winston Doyle	07 Sep 2010	$400,000.00		40,000,000

603 page 2/2 15 July 2001
6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Andrew Winston Doyle	Orchard Post Office, PO Box 597, Singapore 912320
Signature

print name Andrew Winston Doyle	capacity Self

sign here	date 07/09/2010
DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:
(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Thursday, 9 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) has issued 8,000,000 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm Rights Issue
Brisbane, Australia — Thursday, 9 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 3 August 2010, Metal Storm Limited issued a Non-Renounceable Rights Issue Prospectus to eligible shareholders which sought to raise up to $3.1 million. Under the Rights Issue, eligible shareholders were provided the opportunity to subscribe for one new share for every four shares held on the record date at an issue price of $0.01 per share, as well as apply for additional shares in excess of their entitlement. For every share issued, participating shareholders will also be issued three options (with an exercise price of $0.015) for no additional consideration.
On 27 August 2010, the Company announced that it had also entered into Subscription Agreements with two existing shareholders and one former shareholder to subscribe for up to $1.7 million worth of shares and options on the same terms as those offered under the Rights Issue. These agreements enable the Company to place any remaining shares and options not subscribed for under the Rights Issue.
The Company is pleased to advise that through the Rights Issue and associated Subscription Agreements, it has received subscriptions and commitments for approximately $4.1 million, which is more than the $3.1 million provided for in the Prospectus.
Subscriptions from eligible shareholders under the Rights Issue totalled approximately $2.4 million. Eligible shareholders who participated in the Rights Issue will be issued the full number of shares and options subscribed for, including any additional shares and options in excess of entitlements.
Within the next two weeks the Company intends to place approximately $650,000 in shares and options under the Subscription Agreements, which will complete the placement of the Rights Issue shortfall.
This will leave an unused capacity of approximately $1.05 million under the Subscription Agreements. The Company does not have the ability to issue the shares and options to fully utilise this capacity without shareholder approval. While the Rights Issue has provided a timely capital injection, the Company will be continuing its search for a more substantial investment in the medium term.
The Prospectus described the current focus of the Company and, generally, the intended use of the funds raised under the Rights Issue. Now that the Company is aware that at least $3.1 million will be raised under the Rights Issue and the Subscription Agreements, the Company can now confirm that these funds will be used to:
•	Repay $400,000 worth of outstanding loans to two existing shareholders as foreshadowed in the Prospectus, unless the Company is able to make alternative arrangements with the relevant shareholders (such as repaying the loans through the issue of securities).

•	Undertake MAUL™ weapon design enhancement and increase MAUL™ production capacity to deliver 500 MAUL™ and 50,000 rounds non-lethal ammunition under the contract with the PNG Correctional Service (which remains subject to ratification through the usual government protocols), plus retain a capacity to deliver on any additional contracts that may be signed in the future.

•	Complete the development of MAUL™ door breaching/anti-materiel ammunition.

•	Undertake the critical design review and commence qualification testing for the 40mm STORM40 ammunition.

5584671/3	Page 1 of 2

Metal Storm Limited
ACN 064 270 006
•	Continue design enhancement and testing of the 3GL.

•	Increase the Company’s capacity for marketing and business development.

•	If necessary, support Metal Storm Inc. to complete the MPM contract.

•	Provide the Company with working capital.
Metal Storm Chairman, Mr Terry O’Dwyer was pleased with the outcome of the Rights Issue and extended his gratitude to shareholders for participating.
“I would like to thank all our shareholders for their strong support of the Company,” Mr O’Dwyer said.
“Recent contracts with the US Marines and the PNG Correctional Service show the clear potential for Metal Storm weapon systems, and this support and investment by our shareholders will allow us to capitalise on these opportunities.”
Metal Storm CEO Dr Lee Finniear said that the timing and scale of this investment now allows the Company to focus on delivering its products to market.
“The support from our shareholders has been fantastic,” he said. “The investment funds will allow the team and I to focus on delivering the volume orders and contracts we have in hand, and increase our marketing and business development activities to build on this initial success.”
The allotment of shares and options under the Rights Issue is due to occur on 14 September 2010.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

5584671/3	Page 2 of 2

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,000,000 ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to Equity Line Agreement

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.08 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,320,946,003 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	276,508,822	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub—registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 9 September 2010
(~~Director~~ / Company Secretary)

Print name:	PR Wetzig
== == == == ==

+	See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 8 September 2010 is represented by:

Expiry Date	Exercise Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
23-Feb-12	$0.018	101,062,425
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,893,836
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11-Feb-13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750
13-Sep-13	$0.015	120,000,000

		276,508,822

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: September 10, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary